FOR IMMEDIATE RELEASE
Charlotte, North Carolina
October 27, 2000

From:       First Union Commercial Mortgage Securities, Inc.

Subject:    FIRST UNION-LEHMAN BROTHERS-BANK OF AMERICA
            COMMERCIAL MORTGAGE TRUST SERIES 1998-C2

An article appeared in the July 24, 2000 edition of Real Estate Finance & Investment (Vol. VI, No. 30) relating to missing documentation pertaining to certain loans underlying FULBA 98-C2. Specifically, the article suggested that ORIX Real Estate Capital Markets, LLC, as master servicer, may require First Union National Bank, Lehman Brothers and Bank of America to repurchase as much as $1 billion in loans due to missing or incomplete documentation. In an effort to put this issue in context, we have set forth below certain information which is intended to provide our perspective on this matter:

1. First Union and Lehman Brothers have both received separate demand letters from ORIX requesting that each institution repurchase certain identified mortgage loans due to certain document defects. ORIX has not commenced any litigation against First Union to require First Union to repurchase the mortgage loans in question. In the event First Union is named in any litigation relating to the ORIX repurchase request, First Union intends to vigorously defend such action and to resist the requested repurchase. First Union is of the strong opinion that it will not be required to repurchase any of the mortgage loans in question and does not believe that there is a valid basis for any such litigation.

2.   The mortgage loans in question are all performing.

3. The document exceptions in question are merely administrative in nature. First Union is committed to obtaining all post closing documents. To date, in excess of 90% of the First Union exceptions identified by ORIX have been cleared. There are only 78 exceptions which remain to be cleared. A majority of the remaining exceptions relate to UCC Financing Statements and substantially all such UCC Financing Statements have been re-filed with the appropriate recording offices.

4. In addition to the outstanding UCC Financing Statements, First Union is only awaiting delivery of one mortgage and two assignments of assignments of leases and rents with evidence of recording thereon from the related county recording offices and is awaiting delivery of three final title policies from the title companies which issued such policies and expects same to be promptly received. Inasmuch as the relevant loan files contain
     (a) a duplicate original mortgage and the lien of the mortgage is insured by a national title company, (b) numerous documents indicating that the Trust legally owns the assignments of leases and rents with respect to which the assignments of assignments of leases and rents apply, and (c) legally binding marked-up title binders, it is First Union's determination that the absence of the missing documents does not materially and adversely affect the Trust.

5. Incomplete documentation of the type identified by ORIX in its correspondence to First Union is not uncommon in CMBS transactions and is typically cured in the ordinary course of business. Moreover, the timeliness of receipt of recording information and recorded documents is outside of the control of the issuer and is dependent upon local, state and county filing offices.

6. In order to trigger a repurchase obligation, the missing documents must have a material and adverse effect on the certificateholders or the value of the mortgage loans. The document exceptions in question do not rise to this level and are correctable. There is an ongoing process in place at First Union to cure the exceptions relating to the FULBA 98-C2 securitization. First Union has attempted on numerous occasions to have its counsel, Brown & Wood LLP, review with counsel for ORIX each document exception but ORIX has refused such attempts.

7. Brown & Wood LLP has advised First Union that the document exceptions as reported by ORIX should not trigger a legal obligation to repurchase loans or bonds. First Union has no intention of repurchasing the loans or the bonds. In fact, First Union has formally rejected the repurchase request made by ORIX.

8. On August 23, 2000, representatives of First Union met with representatives of ORIX to discuss the efforts First Union had made as of that date to clear the exceptions with respect to those loans identified by ORIX to be repurchased. Since then, First Union has continued its dialogue with representatives of ORIX regarding the clearing of such exceptions.

9. Wells Fargo Bank Minnesota, N.A., the trustee for the transaction, has informed First Union that the document defects outlined in ORIX's letter dated July 20, 2000 to Lehman Brothers have been cleared, subject to Wells Fargo's receipt of certain documents which have been submitted for recording.

10. Standard & Poor's Ratings Services and Moody's Investors Service, Inc., the rating agencies which have rated the transaction, have received copies of ORIX's repurchase demand and have not downgraded, qualified or withdrawn the ratings on the securities.